This Form CB contains 14 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Olivetti's press release date May 26, 2003 relating to the approval by Olivetti's Extraordinary Shareholders' Meeting of the plan of merger of Telecom Italia with and into Olivetti and the approval by the Olivetti's Ordinary Shareholders' Meeting of the financial statements for the year ended December 31, 2002.

Olivetti's press release dated May 26, 2003 relating to the determination of the offer price for the proposed cash tender offer for a portion of the Telecom Italia ordinary shares.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1**	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors of the merger plan dated April 15, 2003.
1.2***	Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003.
1.3***	Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.4***	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.5***	Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.6***	Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.7***	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.8***	Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.9***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.0***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.1***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.2***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.3***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.4***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.5****	English translation of the Information Document (and related annexes) deposited on May 14, 2003 with the Italian Stock Exchange and the Italian Securities and Exchange Commission pursuant to Article 70, paragraph 4 of CONSOB Regulation No. 11791 of May 14, 1999, as amended.

Annexes to Exhibit 2.5	I.	Report of the directors of Olivetti S.p.A. pursuant to Article 2501-*quater* of the Italian Civil Code.****
	II.	Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-quater of the Italian Civil Code. ****
	III.	Merger plan referred to in Article 2501-*bis* of the Italian Civil Code with attached a copy

of the bylaws of the Company Resulting from the Merger. ****

IV. Balance Sheet of Olivetti S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

V. Balance sheet of Telecom Italia S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

VI. Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VII. Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of establishing the exchange ratio. ****

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion. ****

X. JP Morgan Chase Bank Confirmation Letter. ****

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio. ****

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XIII. Lazard Confirmation Letter. ****

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio. ****

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio. ****

XVII. Extracts from the shareholders' agreements published pursuant to article 122 of the Consolidated Law. ****

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A. ****

XIX. Quarterly report of Olivetti S.p.A. as of March 31, 2003. ****

XX. Quarterly report of Telecom Italia S.p.A. as of March 31, 2003. ****

2.6 English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.*****

2.7 Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.*****

2.8 Olivetti's press release dated May 26, 2003 relating to the approval by the Olivetti's Extraordinary Shareholders' meeting of the plan of merger of Telecom Italia with and into Olivetti and the approval by the Olivetti's Ordinary Shareholders' Meeting of the financial statements for the year ended December 31, 2002.

2.9 Olivetti's press release dated May 26, 2003 relating to the determination of the offer price for the proposed cash tender offer for a portion of the Telecom Italia ordinary shares.

---

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 24, 2003

****Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 15, 2003

***** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB/A dated May 21, 2003

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: ______________________

Name: Loris Bisone

Title: General Counsel

Date: May 21, 2003

EXHIBIT 2.8

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Shareholders' Meeting

OLIVETTI: SHAREHOLDERS APPROVE THE PLAN FOR THE MERGER OF TELECOM ITALIA WITH AND INTO OLIVETTI AND THE 2002 ANNUAL REPORT

WITHDRAWAL ("RECESSO") PRICE SET AT EURO 0.9984

Rozzano, 26 May 2003

The Olivetti Extraordinary Shareholders' Meeting held today under the chairmanship of Antonio Tesone discussed and approved the plan to merge Telecom Italia S.p.A. with and into Olivetti S.p.A.

Specifically, **99.9%** of those in attendance, representing **38.6%** of the total share capital voted in favour of the merger.

In relation to the merger, the Shareholders' Meeting adopted a resolution to amend the By-Laws by adopting a new text (among other changes, the company will have a new name, a new registered office and a new corporate purpose) and authorised the Board of Directors to apply for the savings shares that will be issued for the purpose of the merger to be admitted for trading.

000009

Other resolutions adopted at the extraordinary session

The Shareholders' Meeting also approved the replacement of article 20 of the By-Laws with a new version, which, among other things, raises the number of the members of the Board of Statutory Auditors to five and sets the threshold of 1% ownership of voting share capital as a condition for the presentation of lists of candidates for the position of Statutory Auditor; and the amendment of article 13 of the By-Laws under which the term of the Board of Directors is determined by the Shareholders' Meeting. The above changes are effective immediately.

The Shareholders' Meeting also granted the Directors powers, to take effect after the merger (pursuant to article 2443 of the Italian Civil Code), to raise share capital for the purpose of servicing stock options.

******

At the ordinary session, the Shareholders' Meeting approved the results for the financial year ended 31 December 2002.

The Group posted net revenues for 2002 of **31,408** million Euros (30,400 million Euros for the Telecom Italia Group), and **positive EBIT before non-recurring income and charges** of **6,016** million Euros (+**12.7%** compared with 2001). After non-recurring charges largely due to the write down of equity investments, the Group posted a **net loss of 773** million Euros for 2002, an improvement of 2,317 million Euros with respect to 2001 (**a profit of 520** million Euros before amortisation of goodwill on the acquisition of Telecom Italia).

At 31 December 2002, Olivetti Group **total shareholders' equity** amounted to **20,624** million Euros (11,640 million Euros after minority interests) and **consolidated net financial indebtedness** was **33,399** million Euros, which represents a reduction of 4,963 million Euros from 31 December 2001.

Olivetti S.p.A. closed the 2002 financial year with a **net loss of 6,240** million Euros. This reflects equity investment writedowns totalling 8,400 million Euros, including 8,051 million Euros for writedowns of the investment in Telecom Italia S.p.A.'s shares made exclusively for tax purposes. At 31 December 2002, the Parent Company had shareholders' equity of 9,031 million Euros and net financial indebtedness of 15,195 million Euros (down by 1,127 million Euros from 31 December 2001).

Other resolutions carried at the ordinary session

The Shareholders appointed the Board of Statutory Auditors, whose term had ended. The number of auditors was set at five. Ferdinando Superti Furga, Gianfranco Zanda, Salvatore Spiniello, Paolo Golia and Rosalba Casiraghi were appointed as acting auditors, Enrico Laghi and Enrico Maria Bignami as alternate auditors.

The Shareholders also carried a resolution setting the number of Directors of the Company at fifteen and appointing the following as Directors for one financial year (until approval of the 2003 financial statements), with effect as from the date of the merger:

Marco Tronchetti Provera
Gilberto Benetton
Carlo Buora

Umberto Colombo
Giovanni Consorte
Francesco Denozza
Luigi Fausti
Guido Ferrarini
Natalino Irti
Gianni Mion
Pietro Modiano
Massimo Moratti
Carlo Alessandro Puri Negri
Riccardo Ruggiero
Pier Francesco Saviotti

The new Directors are substantially the same as those of Telecom Italia S.p.A., the company being merged. The resolution will take effect upon completion of the merger.

The Shareholders' Meeting appointed Gian Carlo Rocco di Torrepadula and Paola Pierri to the Board of Directors; the new directors had already been co-opted to the Board on 5 September and 7 November 2002 respectively. Their term expires with that of the current Board of Directors, that is, on the date on which the merger takes effect.

******

Withdrawal ("recesso") price fixed

The reimbursement price to be paid to Olivetti shareholders who exercise their right of withdrawal will be **0.9984 Euros per share.** The amount was computed and certified by Borsa Italiana as the arithmetic mean of the official share price in the six months preceding the date of the resolution approving the merger. The withdrawal price shall be paid to Olivetti shareholders who exercise their right of withdrawal no later than ninety days from the date on which the merger between the Company and Telecom Italia S.p.A. takes effect. From the date of effectiveness of the merger until the date of payment of the withdrawal price, withdrawing shareholders will be entitled to legal interest of 3% per annum. For taxation purposes, 98.4% of the reimbursement amount will be treated as capital and will not be liable for lieu tax, and 1.6% of the amount will be treated as retained earnings and will be liable for lieu tax.

EXHIBIT 2.9

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Notice pursuant to laws and regulations in force in the United States of America:

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America.

OLIVETTI: PRICE OF PARTIAL VOLUNTARY PUBLIC TENDER OFFER ON TELECOM ITALIA

Milan, 26 May 2003

Olivetti announces that the price of the partial voluntary Public Tender Offer, connected to the plan to merge Telecom Italia S.p.A. with and into Olivetti S.p.A. approved today by the Olivetti Extraordinary Shareholders' meeting, that will be launched on the Telecom Italia ordinary and savings shares, will be equal to:

8.010 euro per Telecom Italia ordinary share

4.820 euro per Telecom Italia savings share

This price has been calculated on the basis of the weighted average of the official prices recorded on the stock exchange between 12 March 2003 and 26 May 2003 (the latter being the date on which the merger plan was approved by the Olivetti extraordinary shareholders' meeting) plus a 20% premium.

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court

olivetti

Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.